Mail Stop 3010

December 29, 2009

VIA U.S. MAIL AND FAX

Mr. Peter Chin
Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors
PTS, Inc.
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

     Re: **PTS, Inc**
              Form 10-KSB for the year ended December 31, 2008
              Form 10-Q for the quarterly period ended September 30, 2009
              File No. 000-25485

Dear Mr. Chin:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Stock Transactions, page F-13

1. We note your disclosure that you have recorded compensation expense for stock awards to employees based on the awards' intrinsic value on the date of issuance. Please explain to us how you determined it would be appropriate to record compensation expense based on intrinsic value rather than fair value. It appears that any stock awards/option grants made after January 1, 2006 would be recorded at fair value, not intrinsic value, under ASC 718. In your response, please provide us with a detailed description of the relevant terms of each stock award and cite the any accounting literature the company relied upon in developing this accounting policy.

Note 10 – Stock Based Compensation, page F-19

2. We note your disclosure that there are 660,350,000 shares available for issuance under your Employee Stock Incentive Plan as of December 31, 2008. We further note from your 2006 Form 10-K that there were 880,100,000 shares available for issuance as of December 31, 2008. Per note 4 to your 2008 financial statements, a total of 199,250,000 shares were issued to employees during 2008 and 2007 (20,000,000 and 179,500,000 in 2008 and 2007 respectively). As a result, there appears to be a discrepancy of approximately 20,500,000 shares. Please reconcile this difference for us. In your response, please provide us with a detailed list of all stock issuances under your Employee Stock Incentive Plan since inception in 2005. In your analysis, please tell us the following with respect to each stock based award:

- The date and amount of each issuance
- The fair value of the award on the grant date
- The amount of compensation expense recorded
- Whether the award was granted using registered or unregistered stock. To the extent the shares had been registered, tell us the registration date. To the extent that the shares were unregistered, please tell us the exemption you have relied upon.
- The individual to whom the award was granted and their relationship to the Company
- The form of the award (restricted stock grant, stock option etc.)
- The vesting period or restriction period of the award
- Any cash payment requirements upon exercise of any awards

Additionally, tell us what consideration you have given to disclosing this information in the notes to your financial statements

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief